SPL
Innovate·Adapt·Excel

04030392

FILE NO.
82 - 34708

May 19, 2004

RECEIVED

VIA FEDERAL EXPRESS 2004 MAY 21 A 11: 23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: SPL WorldGroup B.V., File No. 82-34708 / Additional Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

The enclosed information is being furnished on behalf of SPL WorldGroup B.V. (the "Company"), a private limited liability company organized under the laws of The Netherlands, pursuant to the exemption granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Accordingly, the following documents represent additional material being submitted in respect of the Company's File No. 82-34708:

- List of Documentation Enclosures accompanying the Notice and Agenda, dated May 14, 2004 in respect of the Company's Annual General Meeting of Shareholders to be held on May 31, 2004, together with all other related material as mailed to the Shareholders.

By providing the foregoing information, the Company is not admitting that any of such information is material to an investment decision in its equity securities.

If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed stamped envelope.

PROCESSED
MAY 25 2004
THOMSON FINANCIAL

Very truly yours,

Richard V. Zolezzi
Senior Vice President and General Counsel

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cc: Robert A. Zuccaro, Esq.

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FILE NO.
82 - 34708

Annual General Meeting
of
Shareholders of SPL WorldGroup B.V.
May 31, 2004
Documentation Enclosures

The following documents relevant to the above Meeting are attached:

1. CEO Report

2. Notice and Agenda.

3. Notice of Director Nominations.

4. Pre-Meeting Voting Form and Table of persons nominated for election as directors. Only common stock shareholders who are parties to the Amended and Restated Preferred and Common Stock Shareholders Agreement participate in the pre-meeting election. Only those persons should use the Pre-Meeting Voting Form and should fax it as indicated to reach the fax address shown on the form not later than midnight in Amsterdam on May 30, 2004.

5. PROXY. The Proxy should be completed and faxed as indicated to reach the fax address shown on the Proxy not later than midnight in Amsterdam on May 30, 2004.

Dated: May 14, 2004

FILE NO.
82 - 34708

SPL WorldGroup B.V.

Report to Shareholders
May 14, 2004

Dear Shareholder:

As we approach our next Annual General Meeting of Shareholders on May 31, 2004—and since I have now been on the job for a little over six months—I would like to give you an update on the Company. Before we dive into the details, I would like to share some overall impressions on SPL and a few of our strategic objectives going forward. SPL is a resilient company that has weathered its share of change in the last few years. We are a recognized market leader in providing technology solutions to the global utility industry. We work in over ten countries and are pursuing business aggressively in others. We have satisfied customers, all of which have confirmed that they will be a positive reference for our products and services. And, notwithstanding the very difficult business climate in 2003, we have more cash on hand now than we ever have had in the history of the Company. Is everything rosy? No. We have a lot of work ahead of us, but I believe we have the building blocks to succeed. Our goal is to grow the Company—but to do so profitably. In the fall of 2003, we began to see renewed interest from the utility sector to restart their procurement programs. That interest has continued and sales pipelines have grown. We now need to capitalize on those opportunities and turn them into signed contracts.

Financial Summary

The audited financial statements of the Company for the year ended December 31, 2003 are not quite finalized, but we can share a few details. 2003 was a difficult year for us as well as for the global technology sector. Our total unaudited revenue for 2003 was $90.2 million, representing a decrease of $19.8 million over 2002. For the first time in two years we failed to make a profit and, in fact, we had a 2003 loss of $14.3 million, compared to a 2002 profit of $4.1 million. The loss for the year included restructuring charges of $4.4 million, which were necessary to align the cost base of the business with our realistic short-term revenue forecasts. In 2003, we had company-wide layoffs of 15% of our staff, which was spread through all geographies and departments.

On a brighter note, given various licensing and services transactions that were signed over the past six months and the positive continuing effects of the 2003 cost-cutting, we ended our first quarter of 2004 with a modest profit. As of April 30th, we also have cash on hand of $56 million, an increase of approximately $14.2 million over our December 31, 2003 balance. The December 31, 2003 balance of $41.8 million already represented an increase of $5.5 million over the December 31, 2002 balance. All amounts are stated in U.S. dollars.

Corporate Moves

In 2004 we have been very active in positioning the Company for future success. In March 2004, we announced the sale of our Search Software America division to Intellisync Corporation. While SSA had been a longstanding part of SPL's business, it was not synergistic to our core customer care and billing practice to the utility industry. We sold SSA for $20 million to raise capital to enable us to make more strategic investments.

FILE NO.
82 - 34708

Two weeks ago, we announced that we entered an agreement to purchase CES International, Inc. CES is the U.S. market leader of outage management software to the electric utility industry. In addition to other features, the CES software enables a utility to identify the location of power outages on the service grid, and coordinate the extremely important tasks that a utility must do to report on the outage and coordinate the timely response. The acquisition, which is scheduled to close in June, will be synergistic to our business as CES's functionality is complimentary to our core billing and customer management systems. Additionally, we expect good cross-selling opportunities because there is little overlap between CES's customer base and our own. The terms of the CES acquisition remain confidential, however, we can say that it is a smaller transaction than our sale of SSA, which will leave us with a net gain in cash. While our focus continues to be to build our business through increased license, services and maintenance revenues from our CorDaptix product, we will continue to review other acquisition opportunities that will compliment our business.

In March, we also agreed to expand our strategic relationship with PeopleSoft, Inc. to increase sales of the version of our product that is based upon the PeopleTools tool suite. Up until this year, our focus was to sell the product only to North American municipal utilities. We have now expanded the relationship to allow PeopleSoft to sell that product in other industries worldwide. PeopleSoft intends to target not only the utility market, but also the government, banking and insurance industries.

We further strengthened our partner program by signing a strategic partnership agreement with IBM to jointly pursue utility customers. Simultaneously, we undertook a critical review of our many partner relationships to emphasize the meaningful ones and terminate the ones that were not productive. In that regard, we have set performance targets with our partners and will monitor performance against the targets.

New Management Appointments

In keeping with our increased focus on sales, I am pleased to announce a few additions to our team. Jan Nordhagen joined SPL in April as our new General Manager for EMEA. Jan was formerly the VP of sales in EMEA for Interwoven, Inc., a publicly traded software company, and has been involved in the software business in the UK for over twenty years. He is based in our London office and reports directly to me. We are also pleased to welcome Mark Minguillon to SPL as the Vice President Sales Operations. In his role, Mark will be responsible for our global sales processes, including sales methodology, metrics and training. Mark spent 18 years at Hewlett Packard and has held similar positions at Kana Software and BEA Systems. Mark is based in San Francisco and also reports to me. Finally and most recently, we hired Carrie Manion as our Vice President Sales for the Americas. Carrie is a hard charging sales executive who worked for me at JD Edwards. Before that she spent 20 years at IBM in various sales management roles. Carrie will be responsible for all SPL sales activities in the Americas and will report to Dave Mulit, our General Manager for the Americas.

Marketing Update

At the beginning of May we attended the annual CIS conference, the largest utility industry trade show in the U.S., which focuses on utility billing applications. We had an excellent turnout at our

booth and were able to demonstrate new functionality of our product to both existing and prospective customers. A very successful meeting of our Global Customer Alliance--the user group of our licensed solutions—preceded that event. Both events were coordinated by our Marketing department, which has been extremely busy over the past few months. They redesigned the Company website, developed an electronic monthly newsletter that is widely distributed to the utility industry, and have continued to work with the industry analysts that review our product offerings. They are also responsible for the press releases and other industry papers that we make available to our clients and the public. We encourage you to visit our website <www.splwg.com> to see its new look and also see the information that we make available to the public.

In closing, I am very pleased to have joined SPL and to be a part of the Company at this time. If you have any questions, please do not hesitate to contact me directly in the San Francisco office: +1 415 977-4555.

Personal regards,

Harry Debes
President and CEO

FILE NO.
82 - 34708

NOTICE AND AGENDA

Annual General Meeting of Shareholders
of
SPL WorldGroup B.V.
May 31, 2004

The Annual General Meeting of the Shareholders of SPL WorldGroup B.V. (the "Company") will be held at the offices of Baker & McKenzie, Leidseplein 29, 1017 PS Amsterdam, The Netherlands, on Monday, May 31, 2004. The Meeting of the Preferred Stock shall be held at 9:30 A.M. and the Meeting of all Shareholders shall be held at 10:00 A.M., Netherlands Time.

The following matters will be presented for vote by the Shareholders of the Company at the meeting:

1. Election of two Inside Directors.

2. Election of three Outside Directors.

3. Election of Stanley J. Meresman as the Director designated by the holders of the Series A and Series B Preferred Stock of the Company.

4. Re-election of Harry Debes, the Chief Executive Officer of the Company, as a Director.

5. Approval of the compensation of the Board of Managing Directors who receive compensation in their roles as Directors of the Company, as more fully explained below.

6. Approval of an extension, in conformity with Dutch law, of the date by which the Shareholders of the Company are to receive and approve the audited accounts of the Company for the fiscal period ending December 31, 2003, as more fully explained below.

7. Cancellation of a total of 38,940 shares of the Company's Series B common stock repurchased by the Company from Yolanda McDonald Delmar. The repurchase was made at a purchase price of US $4.20 per share in connection with the cancellation of a promissory note owed by Ms. Delmar to the Company.

8. Authorization of each lawyer of Baker & McKenzie, Amsterdam to take whatever actions necessary to consummate the above-mentioned cancellation of Series B common shares.

<u>Further Information</u>

Director Compensation

Under Article 17 of the Company's Articles of Incorporation, the remuneration of the directors, other than the managing director who is the Chief Executive Officer of the Company, is to be determined by the Shareholders. The remuneration of the Chief Executive Officer is recommended to the full Board of Directors by the Compensation Committee, which is comprised of the three Outside Directors.

It is recommended that the Board's compensation for the period commencing with the Annual General Meeting to be held on May 31, 2004, and continuing until the following Annual General Meeting, be on the same terms as have been in effect for the past year, namely: (i) Outside Directors joining the Board shall receive an initial option grant of 10,000 shares of the Company's common stock (given that no new Outside Director has been nominated to join the Board, this item of compensation is not relevant for the upcoming board election); (ii) Outside

Directors re-elected to the Board shall receive an option grant of 5,000 shares of the Company's common stock; and (iii) Directors shall receive US $5,000 per Board meeting attended plus US $1,500 per Board committee meeting attended. Regularly scheduled Board meetings are generally held quarterly. The above compensation would not apply to the Board member who is the CEO, whose compensation is determined and approved by the Board, and the Designated Director of the Preferred Stock, who does not receive compensation for serving as a Director of the Company.

Extension of Time to Approve Audited Accounts

The audit of the Company's consolidated accounts for the fiscal year ended December 31, 2003 is currently underway but we do not expect that the Dutch audited accounts will be available to be presented to the Shareholders for approval in time for the Annual General Meeting of Shareholders. As provided by Dutch law, we are asking that the Shareholders approve an extension of the date to approve the audited accounts. We expect that the audited accounts will be available within sixty days following the Annual General Meeting. When the audited accounts are available, the Company will distribute them to the Shareholders and call an Extraordinary Meeting of the Shareholders to seek approval of the accounts.

Dated: May 14, 2004

/s/ Richard V. Zolezzi
Richard V. Zolezzi
Senior Vice President and General Counsel
SPL WorldGroup B.V.

FILE NO.
82 - 34708

Notice of Director Nominations for the Annual General Meeting of Shareholders of SPL WorldGroup B.V. May 31, 2004

The Annual General Meeting of the Shareholders of SPL WorldGroup B.V. (the "Company") will be held at the offices of Baker & McKenzie, Leidseplein 29, 1017 PS Amsterdam, The Netherlands, on Monday, May 31, 2004 at 9:30 A.M. for the Preferred Stockholders, and at 10:00 A.M. for all Stockholders, Netherlands Time.

The attached Pre-Meeting Voting Form lists the persons who have been nominated for election as Inside Directors and Outside Directors of the Company pursuant to Section 2.4.2 of the Amended and Restated Preferred and Common Stock Shareholders Agreement, dated as of July 1, 2000 (the "Shareholders Agreement") among the Shareholders of the Company.

According to Section 2.4.5 of the Shareholders Agreement, a pre-meeting vote is to be submitted in writing to the Company prior to the Annual General Meeting of Shareholders to determine the two persons from the Inside Director nominees and the three persons from the Outside Director nominees, listed on the attached Pre-Meeting Voting Form, who are to be formally voted as the Inside Directors and Outside Directors, respectively, at the Annual General Meeting of Shareholders. Under the pre-meeting voting process, each Direct Shareholder or Indirect Shareholder, as defined in the Shareholders Agreement, who is a party to the Shareholders Agreement, shall have the number of votes equal to two times the number of common shares held by the Shareholder with respect to voting to elect the Inside Directors, and three times the number of common shares held by the Shareholder with respect to voting to elect the Outside Directors. Shareholders can vote their entire number of votes for any one nominee listed in the attached Pre-Meeting Voting Form or allocate their total number of votes in any manner to one or more of the above nominees.

The Pre-Meeting Voting Form should be submitted to Mr. John Paans of Baker & McKenzie, Amsterdam (fax no. +31-20-620-7475) who is acting as proxy with respect to the pre-meeting vote and at the Annual General Meeting of Shareholders. The Pre-Meeting Voting Form, which is attached to this notice, should be faxed to Mr. Paans no later than May 30, 2004.

Dated: May 14, 2004

/s/ Richard V. Zolezzi
Richard V. Zolezzi
Senior Vice President and General Counsel
SPL WorldGroup B.V.

FILE NO.
82 - 34708

Please fax this form when completed **but not later than May 30, 2004:**

TO: Mr. John Paans,
Baker & McKenzie, Amsterdam. **Fax No. +31-20-620-7475**

PRE-MEETING VOTING FORM
(FOR USE ONLY BY COMMON STOCK SHAREHOLDERS WHO ARE PARTIES TO THE AMENDED AND RESTATED PREFERRED AND COMMON STOCK SHAREHOLDERS AGREEMENT)
for Election of Directors at the Annual General Meeting of Shareholders
of SPL WorldGroup B.V.
May 31, 2004

Name of Shareholder:________________________________ No. of Shares Owned:_________

ELECTION OF INSIDE DIRECTOR*

No. of Votes (2 x No. of Shares Owned): _________

The undersigned casts the following number of votes for one or more of the following nominees as Inside Directors of SPL WorldGroup B.V.

Ref.	Name of Nominee	No. of Votes Cast
1.	Len Israelstam	
2.	Trevor Winer	
	Total:	

The total number of votes cast should not exceed two times the number of shares held by the Shareholder.

ELECTION OF OUTSIDE DIRECTOR**

No. of Votes (3 x No. of Shares Owned): _________

The undersigned casts the following number of votes for one or more of the following nominees as Outside Directors of SPL WorldGroup B.V.

Ref.	Name of Nominee	No. of Votes Cast
1.	Jean-Claude Gruffat	
2.	Roger L. Peirce	
3.	Alicia Rotbard	
	Total:	

The total number of votes cast should not exceed three times the number of shares held by the Shareholder.

Dated: May ____, 2004 ____

signature of Shareholder

____

name of Shareholder

Note:
***Voting For Inside Directors and Outside Directors:** Given that there are only two nominees for the two available positions of Inside Director, and only three nominees for the three available positions of Outside Director, any nominee for Inside Director and Outside Director that receives votes shall be elected as an Inside Director and an Outside Director, respectively.

FILE NO.
82 - 34708

Please fax this form when completed, **but not later than May 30, 2004:**

TO: Mr. John Paans,
Baker & McKenzie, Amsterdam. **Fax No. +31-20-620-7475**

PROXY

Annual General Meeting of Shareholders of SPL WorldGroup B.V.
May 31, 2004

The undersigned, being a Shareholder of record of SPL WorldGroup B.V. (the "Company"), does hereby appoint John Paans, a lawyer of Baker & McKenzie, Amsterdam, or any other lawyer or civil law notary of Baker & McKenzie, Amsterdam, true and lawful attorney, for and in the name, place, and stead of the undersigned, to vote at the Annual General Meeting of Shareholders of the Company to be held at the offices of Baker & McKenzie, Leidseplein 29, 1017 PS Amsterdam, The Netherlands, at 9:30 A.M. for the Preferred Stock Shareholders and at 10:00 A.M. for all Shareholders on May 31, 2004, or on any other day as the meeting may be held by adjournment or otherwise, as fully as the undersigned could vote if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that the above attorney or substitute may do in name, place and stead of the undersigned.

The proxy shall vote the shares of the undersigned as follows:

(Note: If you choose to vote against any item, you may delete "For" and write "Against".)

FOR election to the Board of Directors of the Company of the two nominees receiving the highest number of votes as Inside Directors in the pre-meeting election conducted pursuant to Section 2.4.5 of the Amended and Restated Preferred and Common Stock Shareholders Agreement dated as of July 1, 2000, among the Shareholders of the Company (the "Shareholders Agreement").

FOR election to the Board of Directors of the Company of the three nominees receiving the highest number of votes as Outside Directors in the pre-meeting election conducted pursuant to Section 2.4.5 of the Shareholders Agreement.

FOR election to the Board of Directors of Stanley J. Meresman as the Director designated by the holders of the Series A and Series B Preferred Stock of the Company pursuant to Section 2.4.6 of the Shareholders Agreement.

FOR re-election to the Board of Directors of Harry Debes, the Chief Executive Officer of the Company.

FOR approval of the compensation of the Board of Managing Directors who receive compensation in their roles as a Director of the Company, as described in the Notice and Agenda accompanying this Proxy.

FOR approval of an extension, in conformity with Dutch law, of the date by which the Shareholders of the Company are to receive and approve the audited accounts of the Company for the fiscal period ending December 31, 2003, as described in the Notice and Agenda accompanying this Proxy.

FOR approval of the cancellation of a total of 38,940 shares of the Company's Series B common shares repurchased by the Company from Yolanda McDonald Delmar.

FOR authorization of each lawyer of Baker & McKenzie, Amsterdam to take whatever actions are necessary to consummate the above-mentioned cancellation of Series B common shares.

Dated: May ____, 2004.

____
signature of Shareholder

____
name of Shareholder